Administrative Office: 4333 Edgewood Road NE Cedar Rapids, IA 52499

                                     April 10, 2013

Ms. Ashley Vroman-Lee

Senior Counsel

Office of Insurance Products

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Transamerica Life Insurance Company

Separate Account VA B

Initial Filing to Form N-4 Registration Statement (File No. 333-185573)

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Initial Filing to Form N-4 Registration Statement (File No. 333-185574)

Dear Ms. Vroman-Lee:

This letter responds to written comments that you provided with respect to the above-referenced Initial Filings for Separate Account VA B of Transamerica Life Insurance Company (“TLIC” or “we”) and Separate Account VA BNY (“TFLIC” or “we”). For your convenience, I have restated those comments below, and followed each comment with our response.

1.	Cover page – please clarify or explain supplementally what is intended by the statement “…nor are we acting for any tax-advantaged retirement plan.” (page 2)

Response: The text has been revised to clarify we are not acting in any capacity on behalf of any tax-advantaged retirement plan. (See page 2)

2.	Optional Guaranteed Benefits (Introduction) – Please consider using the term “Liquidity Rider” consistently, rather than “L-Share Rider”. Using the term “Liquidity Rider” consistently may be less confusing as it applies only to B-Share investors and does not apply to L-Share investors. (page 5) The Fee Table uses the term “Liquidity Rider” as does the “Expenses” disclosure. (page 23)

Response: The disclosure has been revised as requested. (See page 6)

3.	Choose Optional Guaranteed Benefits – Please consider revising the categories listed to accurately reflect the nature of the riders. (e.g., The Guaranteed Principal Solution is not only a lifetime withdrawal benefit; and the Retirement Income Choice 1.6 also offers an optional death benefit.) Please also disclose which optional guaranteed benefits are mutually exclusive. (page 5)

Response: The text has been revised to note the additional benefits associated with Guaranteed Principal Solution and Retirement Income Choice 1.6. (See pages 5-6)

4.	Fee Table – Please clarify that the Guaranteed Principal Solution is based on a percentage of the principal back total withdrawal base. (page 7)

Response: The disclosure has been revised as requested. (See page 8)

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5.	Fee Table – Please consider explaining difference between “Additional Death Distribution (annual charge based on policy value)” and “Additional Death Distribution + (annual charge based on policy value).” These line items look almost identical with the exception of the charges and the “+” sign.

Response: We respectfully decline making this change. We feel the differences are noted in the body of the prospectus.

6.	Notes to Fee Table and Expense Examples (pages 8-10)

a.	Many of the notes in this section do not relate to a fee table line item. Please revise the fee table and the accompanying notes accordingly.

Response: The disclosure has been revised as requested. (See pages 10-11)

b.	Please briefly describe the withdrawal base in a note to the fee table, including the initial value.

Response: This disclosure has been revised as requested. (See page 11)

7.	Expense Example – Please include the 5- and 10-year periods in the expense example or explain supplementally that you fall within the definition of a “new registrant” under inst. 22 of item 3 of Form N-4. (page 8)

Response: The disclosure has been revised as requested. (See page 9)

8.	Expense Example – Please add the term “Rider” after “B-Share with/Liquidity” in the Expense Example. (page 8)

Response: The disclosure has been revised as requested. (See page 9)

9.	The Annuity – The prospectus states that “[t]his prospectus generally describes policies issues on or after the date of this prospectus.” Please note that this statement will not necessarily be accurate when the prospectus is updated subsequent to the time it is first used. (page 11)

Response: The disclosure has been revised as requested. (See page 12)

10.	Premium Payments – Please clarify the circumstances under which the registrant may restrict or refuse additional purchase payments. (page 13)

Response: The disclosure has been revised as requested. (See page 15)

11.	Policy Value – Premium Enhancement (X-Share) (page 13-14)

a.	Please explain supplementally to the staff whether the registrant has obtained exemptive relieve under Section 6(c) from Sections 2(a)(32), 22(c) and 27(i)(2)(A) of the Investment Company Act of 1940 (the “1940 Act”) and Rule 22c-1 thereunder to offer and recapture a credit enhancement of up to seven percent. If the registrant has not obtained that relief, please explain supplementally why the recapture of the premium enhancement does not cause the need for exemptive relief from the redeemability provisions of the 1940 Act.

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Response: We have filed an Application for Order of Exemption pursuant to Section 6(c) of the Investment Company Act of 1940 exempting proposed transactions from the provisions of Sections 2(a)(32), 22(c) and 27(i)(2)(A) of the Act, and Rule 22c-1 thereunder (File No. 812-14133).

b.	The prospectus states that “[o]nce we have received all necessary regulatory approvals, we may take back or “recapture…” Please explain supplementally what regulatory approvals you seek to receive. In addition, please clarify to the extend accurate that you are not currently recapturing credit enhancements and explain what kind of notice will be provided when you will recapture any credit enhancements.

Response: We are referring to the Application of Exemption referenced above. The disclosure has been clarified as requested. (See page 16)

c.	The prospectus states that any bonus amount may be reduced to 0.25%. Please explain under what circumstance the X-Share class offering a 0.25% credit enhancement might be a more appropriate class of contract than the B-Share class of contract.

Response: For purposes of this response, I will assume both the x-share and b-share M&Es are at the currently disclosed rates (this response will not address different rates). Purchasing the x-share, if it is crediting the minimum premium enhancement (0.25%) and always credits the minimum premium enhancement, is not the best investment from a purely economic standpoint. However, this is not necessarily true with premium additions. With respect to premium additions of less than $10,000, the marginal cost of opening a new policy and paying a second service charge (assume $35) is greater than paying the higher M&E associated with the x-share (when compared to the b-share).

12.	Premium Payments – Please explain the potential inconsistency between the first sentence under the underlined section, “Maximum Total Premium Payments,” which says “(F)or issue ages 0-80, we reserve the right to reject cumulative premium payments over $1,000,000…” and the last sentence that says “(W)e reserve the right to restrict or refuse any premium payment.” (page 13)

Response: The disclosure has been revised as requested. (See page 15)

13.	Annuity – Please remove extraneous language in the disclosure documents. For example, please consider removing the references to “generally” in the following sentence, “(T)ax deferral means you generally are generally not taxed until you take money out of your annuity.” (page 11) Holidays are generally not market days. (page 13)

Response: The disclosure has been revised as requested. (See pages 12 and 15)

14.	Annuity – Please consider adding a sentence in the sixth paragraph that states the Fixed Account may not always be available (page 11) so it is consistent with the disclosure on page 17.

Response: The disclosure has been revised as requested. (See page 12)

15.	Addition, Deletion, or Substitution of Investments – The disclosure states that, at Transamerica’s discretion, subaccounts may be closed to new investment. Please explain supplementally whether notice is given when a subaccount is closed to new investment. (page 16)

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Response: Notice is provided to contract holders if a subaccount is being closed to new investments via a supplemental filing or new prospectus disclosure.

16.	Fixed Account – Please explain supplementally when the fixed account will not always be available. (page 17)

Response: The disclosure has been revised as requested. (See page 19)

17.	Market Timing and Disruptive Trading (p. 20) – Please explain the term “Portfolio Asset Management.” (page 20)

Response: The disclosure has been revised to reference the Portfolio Allocation Method, which is the PAM feature of the Guaranteed Principal Solution Rider. (See page 22)

18.	Surrender Charges – Please explain briefly where the “8%” figure comes from. (page 23)

Response: This is the 2nd year surrender charge percentage as shown in the fee table.

19.	Surrender Charges – In the sixth paragraph under the heading “Surrender Charges,” please provide the free amount in parentheses as “…surrender charge free amount” (e.g. 10% of premium payments). (page 23)

Response: The disclosure has been revised as requested. (See page 25)

20.	Special Services Fees – In addition to overnight delivery, please explain supplementally what might be contemplated as a special service subject to special services fee. (page 24)

Response: Other special services may include duplicate policies; non-sufficient checks on new business; duplicate 1099 and 5498 tax forms; duplicate disclosure documents and semi-annual reports; check copies; printing and mailing previously submitted forms; and asset verification requests from mortgage companies. In addition, we may consider as special services customer initiated changes, modifications and transactions which are submitted in such a manner as to require the Company to incur additional processing costs.

21.	Death Benefit – Each death benefit discusses an adjusted partial surrender. Please revise the disclosure to direct the reader to an explanation of this adjustment (page 35-37).

Response: The disclosure has been revised as requested. (See page 39)

22.	Additional Death Distribution (page 50-51)

a.	Please revise the fourth bullet under “Rider earnings equal”, as the disclosure, as written, uses the defined term (“rider earnings”) it intends to define.

Response: The disclosure has been revised as requested. (See page 54)

b.	The disclosure describes the current Additional Death Distribution Factor. Please explain when this factor might change, who such a change might apply to, and any minimum factor if the factor can change for existing contract owners. This comment applies equally to the Additional Death Distribution + benefit.

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Response: The disclosure has been revised as requested. (See pages 54 and 56)

23.	Additional Death Distribution + - Please revise the first bullet point under the heading Additional Death Distribution + Benefit Amount to clarify whether “all rider fees” refers to Distribution + rider fee. (page 52)

Response: The disclosure has been revised as requested. (See page 56)

24.	Guaranteed Lifetime Withdrawal Benefits – Please add, “if any” in the last sentence of this section (i.e. “You should consult with tax and financial professionals to determine which of these riders, if any, is appropriate for you.”) (page 56)

Response: The disclosure has been revised as requested. (See page 60)

25.	Guaranteed Minimum Accumulation Benefit – Under the “(P)lease note” section, please add language to the effect that the policy holder will lose the fees they have paid up to the point of terminating the policy or receiving annuity payments. (page 59)

Response: The disclosure has been revised as requested. (See page 64)

26.	Guaranteed Principal Solution Method – Under the section “Portfolio Allocation Method,” explain supplementally if Transamerica provides notice when it transfers amounts back and forth using the PAM method. (page 62)

Response: Confirmations are provided to contractholders of the transfers.

27.	Portfolio Allocation Method – Please revise the definition of variable for the “d1” calculation. Separating defined variables by a hyphen may confuse readers as they may mistake such symbol for a minus sign. (page 64)

Response: The disclosure has been revised to reference to the appendix for the formula. (See page 68)

28.	The Daily Rebalancing Formula – Mathematical Model – Please consider removing the detailed formula from the body of the prospectus, and instead, refer to the formula which is contained in an Appendix to the prospectus. (page 64)

Response: The disclosure has been revised as requested. (See page 68)

29.	Income Link Rider – Base Benefit (page 66 – 69)

a.	Please revise the phrase “…unless your withdrawal base is reduced to zero because of any non-Income [Link] rider systematic withdrawal…” for clarity.

Response: The disclosure has been revised as requested. (See page 70)

b.	Please clarify whether a step-up is considered to occur each rider anniversary; or only when the step-up would increase the withdrawal base. This comment also applies to Retirement Income Choice 1.6.

Response: The disclosure has been revised as requested. (See pages 74 and 90)

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30.	Retirement Income Choice 1.6 Fees – Please include a brief example of the fee calculation when there are investments in more than one designated investment group. (page 90)

Response: The disclosure has been revised as requested. (See page 97)

31.	State Variations – Please change the word “deliver” to “delivery” under the Connecticut disclosure. (page 92)

Response: The disclosure has been revised as requested. (See page 100)

32.	Additional Death Distribution Rider – Please provide disclosure regarding how “Base Policy Death Benefit on the date of Death Benefit Calculation” is calculated (Example 1 - $200,000; Example 2 - $100,000). (page 115)

Response: The disclosure has been revised as requested. (See page 128)

33.	Guaranteed Lifetime Withdrawal Benefit Comparison Table – Please clarify that the disclosure charges are the current rider charge. (page 120)

Response: The disclosure has been revised as requested. (See page 133)

34.	Riders – Please consider lettering or numbering the riders in the appendices for easier reading (i.e. Appendix A, B, C, etc.).

Response: Due to system limitations it is impractical for us to letter or number the appendices.

35.	Powers of Attorney – Please revise and resubmit the powers of attorney provided as an exhibit to the filings so that they will “relate to a specific filing” as required by Rule 483(b) under the Securities Act of 1933.

Response: Updated Powers of Attorney will be filed with the Pre-Effective Amendment.

36.	Members Variable Annuity Series – File No. 333-185573 contains a second prospectus, Members Variable Annuity Series. Please obtain an EDGAR class identifier for this second prospectus. In addition, please remove all references to Transamerica Financial Life Insurance Company and Separate Account VA BNY as this contact is not being offered through these issuers.

Response: A class identifier will be added for the Members Variable Annuity Series with the Pre-Effective Amendment. All references to Transamerica Financial Life Insurance Company and Separate Account VA BNY have been removed. (See pages 1, 13, 19, 104 and 111 of the Members Pro and 1 and 3 of the SAI)

37.	Series and Class Identifiers – Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers.

Response: The name on the front cover of the prospectuses will be the same as the EDGAR class Identifiers.

38.

Guarantees and Support Agreements – Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company’s guarantees under the

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policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

Response: There are not guaranteed or support agreement with third parties to support the guaranteed under the policy. The Company will be primarily responsible for paying out on any guarantees associated with the policy.

39.	Financial Statements, Exhibits, and Other Information – Please confirm that the financial statements, exhibits, and any missing or outdated information will be filed by a pre-effective amendment to the registration statement.

Response: The required financial statements and exhibits will be filed in a pre-effective amendment.

40.	Tandy Representation – We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant’s disclosure, it is responsible for the accuracy of the disclosures it has made.

Notwithstanding our comments, in the event the registration requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: We acknowledge the Tandy Representation as noted above.

I trust that the responses provided in this letter address your comments adequately. If you have any questions regarding these responses, please contact the undersigned at 319-355-8330. Thank you very much for your assistance with this filing.

Sincerely,

/s/ Darin D. Smith
Darin D. Smith
Managing Assistant General Counsel
Transamerica Capital Management Division
Transamerica Life Insurance Company and Transamerica Financial Life Insurance Company

This variable annuity may not be suitable for everyone. This variable annuity may not be appropriate for people who do not have a long investment time horizon and is not appropriate for people who intend to engage in market timing. You will get no additional tax advantage from this variable annuity if you are investing in a variable annuity through a tax-advantaged retirement plan (such as a 401(k) plan or Individual Retirement Account (“IRA”)). This prospectus is not intended to provide tax, accounting or legal advice.

We are not an investment adviser nor are we registered as such with the SEC or any state securities regulatory authority. We are not acting in any fiduciary capacity with respect to your investment nor are we acting ~~for~~in any capacity on behalf of any tax-advantaged retirement plan. This information does not constitute personalized investment advice or financial planning advice.

NOT INSURED BY FDIC OR ANY FEDERAL GOVERNMENT AGENCY	MAY LOSE VALUE	NOT A DEPOSIT OF OR GUARANTEED BY ANY BANK

Prospectus Date: ~~May 1,~~April 10, 2013

Statement of Additional Information Date: ~~May 1,~~April 10, 2013

INTRODUCTION

How to buy this variable annuity

Ö CHOOSE A SHARE CLASS*

	Qualified Policy*~~**~~ Minimum Initial Deposit	Non-Qualified Policy Minimum Initial Deposit	Surrender Charge Period	Mortality & Expense Risk and Administrative Charges
B-Share	$1,000	$5,000	7 years	1.15%
C-Share	$1,000	$5,000	none	1.55%
L-Share	$1,000	$5,000	4 years	1.50%
X-Share	$1,000	$5,000	9 years	1.50%

~~* We currently issue new policies to the following qualified plans: Traditional IRAs, Roth IRAs, SEP-IRAs, 457(f) plans (in certain circumstances) and Section 401(a) plans (including profit sharing plans, defined benefit pension plans, defined contribution pension plans, 401(k) plans, combination defined benefit/contribution plans).~~

* This table does not show underlying fund portfolio expenses, annual service charge and optional rider fees. Each share class has its own minimum policy value requirements. Not all share classes may be available through your financial intermediary.

~~This table does not show underlying fund portfolio expenses, annual service charge and optional rider fees. Each share class has its own minimum policy value requirements. Not all share classes may be available through your Financial Intermediary.~~

** We currently issue new policies to the following plans: Traditional IRAs, Roth IRAs, SIMPLE IRAs, SEP-IRAs, 457(f) plans (in certain circumstances) and Section 401(a) plans (including profit sharing plans, defined benefit pension plans, defined contribution pension plans, 401(k) plans, combination defined benefit/contribution plans).

Ö CHOOSE INVESTMENT OPTIONS

• Subaccounts - Funds representing a range of investment strategies, objectives and asset classes.

• Fixed Account - A fixed interest account (if available).

Subject to limitations, you may move your investment among each of these investment options.

Ö CHOOSE OPTIONAL GUARANTEED BENEFITS (IF DESIRED)*

Lifetime Withdrawal Benefits	Guaranteed Principal SolutionSM*
SM1, 2
Income LinkSM*
SM1
Retirement Income MaxSM*
SM1
Retirement Income ChoiceSM ~~1.6*~~ 1.61, [3]

Death Benefits	~~Return of Premium*~~
~~Annual Step-Up*~~
~~Additional Death Distribution*~~
~~Additional Death Distribution +*~~ Return of
Premium[1]
Annual Step-Up1
Additional Death Distribution[1]
Additional Death Distribution +[1]
~~L-Share~~Liquidity Rider (only with B-Share Class)	Liquidity Rider

~~* Investment restrictions apply~~

~~Optional benefits may not be available through your Financial intermediary or in all states.~~

1 Investment or other restrictions may apply

2 Also includes an accumulation benefit.

3 Also includes an optional death benefit.

* Additional fees may apply. Optional benefits may not be available through your financial intermediary or in all states.

Ö COMPLETE OUR APPLICATION OR ORDER FORM

Ö PAY THE APPLICABLE MINIMUM INITIAL DEPOSIT

Classes	B-Share	C-Share	L-Share	X-Share
Annual Service Charge	$0 - $50	$0 - $50	~~$0 -50~~$0 - $50	$0 - $50
Separate Account Annual Expenses (as a percentage, annually, of average separate account value):
Mortality and Expense Risk Fee	1.00%	1.40%	1.35%	1.35%
Administrative Charge	0.15%	0.15%	0.15%	0.15%
Total Base Separate Account Annual Expenses	1.15%	1.55%	1.50%	1.50%
Optional Separate Account Expenses:
Return of Premium Death Benefit	0.15%	0.15%	0.15%	0.15%
Annual Step-Up Death Benefit	0.35%	0.35%	0.35%	0.35%
Fund Facilitation Fee	0.30%	0.30%	0.30%	0.30%
Liquidity Rider (only available with B-Share)	0.50%	——-	——-	——-
Optional Rider Charges:
Additional Death Distribution (annual charge based on policy value)	0.25%	0.25%	0.25%	0.25%
Additional Death Distribution + (annual charge based on policy value)	0.55%	0.55%	0.55%	0.55%

Optional Guaranteed Lifetime Withdrawal Benefit Rider Charges:	Maximum	Current
Guaranteed Principal SolutionSM (aka Living Benefits Rider) (annual charge - % ~~of Total Withdrawal Base)~~of Principal Back Total Withdrawal Base)	——	0.90% ~~0.90%~~
Income LinkSM (annual charge-% of Withdrawal Base)	1.65%	0.90%
Retirement Income MaxSM (annual charge - % of Withdrawal Base)	2.00%	1.25%
Retirement Income ChoiceSM 1.6 (annual charge - % of Withdrawal Base)
Base Benefit Designated Allocation Group A	2.30%	1.55%
Base Benefit Designated Allocation Group B	1.85%	1.10%
Base Benefit Designated Allocation Group C	1.45%	0.70%
Additional Benefits available with Retirement Income ChoiceSM 1.6 rider:
Death Benefit - (Single Life Option)	0.40%	0.40%
Death Benefit - (Joint Life Option)	0.35%	0.35%
Income EnhancementSM - (Single Life Option - Not available in NY)	0.30%	0.30%
Income EnhancementSM - (Joint Life Option - Not available in NY)	0.50%	0.50%

The next section shows the lowest and highest total operating expenses charged by the underlying fund portfolios for the year ended December 31, 2012 (before any fee waiver or expense reimbursements). Expenses may be higher or lower in future years. More detail concerning each portfolio’s fees and expenses is contained in the prospectus for each portfolio.

Total Portfolio Annual Operating Expenses (Expenses that are deducted from portfolio assets, including management fees, distribution and/or service 12b-1 fees, and other expenses):

Lowest Gross	 ~~0.53%~~	0.54%

Highest Gross	 ~~1.52%~~	1.59%

The following Example is intended to help you compare the cost of investing in the policy with the cost of investing in other variable annuity policies. These costs include policy owner transaction expenses, policy fees, separate account annual expenses, and portfolio fees and expenses.

The Example assumes that you invest $10,000 in the policy for the time periods indicated. The Example also assumes that your investment has a 5% return each year, the highest fees and expenses of any of the portfolios for the year ended December 31, 2012, and the base policy with the combination of available optional features or riders with the highest fees and expenses, including the ~~H~~ highest Fund Facilitation Fee, Annual Step-Up Death Benefit, Additional Death Distribution+ Rider, and Retirement Income ChoiceSM 1.6 Rider - Joint Life with additional Death Benefit and Income EnhancementSM options. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Expense Examples:

If the policy is surrendered at the end of the applicable time period:

	B-Share	B-Share ~~w/Liquidity~~w/Liquidity Rider	C-Share	L-Share	X-Share
1 Year	~~$1368~~$1375	~~$1417~~$1424	~~$687~~$ 694	~~$1402~~$1409	~~$1492~~ $1499
3 Years	~~$2595~~$2614	~~$2733~~$2752	~~$2075~~$2094	~~$2691~~$2711	~~$2691~~$2711
5 Years	$3789	$3509	$3512	$3490	$3940
10 Years	$6846	$6976	$7128	$7094	$7094

If the policy is annuitized at the end of the applicable time period or if you do not surrender your policy:
	B-Share	B-Share ~~w/Liquidity~~w/Liquidity Rider	C-Share	L-Share	X-Share
1 Year	~~$648~~$ 655	~~$697~~$ 704	~~$687~~$ 694	~~$682~~$ 689	~~$682~~ $ 689
3 Years	~~$1965~~$1984	~~$2103~~$2122	~~$2075~~$2094	~~$2061~~$2081	~~$2061~~$2081
5 Years	$3339	$3509	$3512	$3490	$3490
10 Years	$6846	$6976	$7128	$7094	$7094

Please remember that the Example is an illustration and does not represent past or future expenses. Your actual expenses may be lower or higher than those reflected in the Example. Similarly, your rate of return may be more or less than the 5% assumed in the Example.

For information concerning compensation paid for the sale of the policies, see OTHER INFORMATION - Distributor of the Policies.

NOTES TO FEE TABLE AND EXPENSE EXAMPLES

~~Annual Service Charge:~~

Policy Owner Transaction Expenses:

~~The current annual service charge is $35. If your policy value or the sum of all premium payments less all partial surrenders is at least $50,000 the entire annual service charge is waived.~~

~~Policy Owner Transaction Expenses:~~

Maximum Surrender Charge: The surrender charge, if any is imposed, applies to each premium, regardless of how policy value is allocated among the investment options. The surrender charge decreases based on the number of years since the premium payment was made.

Transfer Fee: The transfer fee, if any is imposed, applies to each policy, regardless of how policy value is allocated among the investment options. There is no fee for the first 12 transfers per policy year. For additional transfers, we may charge a fee of $10 per transfer.

Special Service Fees: We may deduct a charge for special services, ~~such as~~ including overnight delivery.

Annual Service Charge:

The current annual service charge is $35 but in no event will exceed 2% of the policy value. If your policy value or the sum of all premium payments less all partial surrenders is at least $50,000 the entire annual service charge is waived.

Separate Account Annual Expenses:

Mortality and Expense Risk Fee: The mortality and expense risk fee shown is for the accumulation phase with the base death benefit. During the income phase, the mortality and expense risk fee is at an annual rate of 1.25%.

Optional Separate Account Expenses: Any optional separate account expense is in addition to the mortality and expense risk and administrative fees.

Fund Facilitation Fee: This daily fee is applied only to policy value in the subaccounts invested in:

Fund	Fee %
American Funds - Asset Allocation Fund - Class 2; American Funds - Bond Fund - Class 2; American Funds - Growth Fund - Class 2; American Funds Growth-Income Fund - Class 2; American Funds International Fund - Class 2	0.30%
AllianceBernstein Balanced Wealth Strategy Portfolio - Class B; GE Investments Total Return Fund - Class 2	0.20%
~~Franklin Templeton VIP Founding Funds Allocation Fund - Class 4~~	 ~~0.15%~~
TA BlackRock Global Allocation - Service Class	0.10%

See EXPENSES for additional information.

~~Total Separate Account Annual Expenses with Highest Optional Separate Account Expenses: This reflects the base separate account expenses, the Annual Step-Up Death Benefit fee, plus the Fund Facilitation fee, but does not include any annual optional rider fees. The death benefits are mutually exclusive.~~ Liquidity Rider: This fee is only charged for the first four policy years.

~~Optional Rider Fees~~

Optional Rider Charges and Optional Guaranteed Lifetime Withdrawal Benefit Charges:

In some cases, riders to the policy are available that provide optional benefits. There are additional fees (each year) for those riders.

~~Income Link~~Guaranteed Principal SolutionSM ~~Rider and Retirement Income MaxSMRider Fees:~~

~~Maximum Total Fees with Highest Combination of Benefits: This fee total reflects the maximum fee increase resulting from an automatic step-up of the Withdrawal Base while the rider is in effect.~~ Rider - Total Withdrawal Base: We use the total withdrawal base to calculate the maximum annual withdrawal amount. The total withdrawal base on the rider date is the policy value (if X-Share is elected, less any premium enhancement if the rider is added in the first policy year).

~~Retirement Income Choice~~Income LinkSM ~~1.6 Rider~~:

~~Maximum Total Fees with Highest Combination of Benefits: These fee totals reflect the maximum fee increase resulting from an automatic step-up of the Withdrawal Base while the rider is in effect.~~

~~Maximum Total Fees (Joint Life) with Highest Combination of Benefits: This reflects the Base Benefit Designated Allocation Group A (Maximum), the Death Benefit (Joint Life Option), plus the Income Enhancement~~ Rider, Retirement Income MaxSM ~~Benefit (Joint Life Option).~~

~~Current Total Fees (Joint Life) with Highest Combination of Benefits: This reflects the Base Benefit Designated Allocation Group A (Current), the Death Benefit (Joint Life Option), plus the Income Enhancement~~ Rider and Retirement Income ChoiceSM ~~Benefit (Joint Life Option).~~ 1.6 Rider - Withdrawal Base: We use the withdrawal base to calculate the rider withdrawal amount. The withdrawal base on the rider date is the policy value (if the X-Share is elected, less any premium enhancement if the rider is added in the first policy year).

Total Portfolio Annual Operating Expenses:

The fee table information relating to the underlying fund portfolios was provided to us by the underlying fund portfolios, their investment advisers or managers, and we have not and cannot independently verify the accuracy or completeness of such information. Actual future expenses of the portfolios may be greater or less than those shown in the Table. “Gross” expense figures do not reflect any fee waivers or expense reimbursements. Actual expenses may have been lower than those shown in the Table.

Expense Examples:

The Example does not reflect premium tax charges or transfer fees. Different fees and expenses not reflected in the Example may be assessed during the income phase of the policy.

THE ANNUITY

~~This prospectus describes information you should know before you purchase the Transamerica Variable Annuity Series. This prospectus generally describes policies issued on or after the date of this prospectus.~~

This prospectus describes information you should know before you purchase the Transamerica Variable Annuity Series.

An annuity is a contract between you, the owner, and an insurance company (in this case us), where the insurance company promises to pay you an income in the form of annuity payments. These payments begin on a designated date, referred to as the annuity commencement date. Until the annuity commencement date, your annuity is in the accumulation phase and the earnings (if any) are ~~generally~~ tax deferred. Tax deferral means you are ~~generally~~ not taxed until you take money out of your annuity. After you annuitize, your annuity switches to the income phase.

The policy is a “deferred” annuity. You can use the policy to accumulate funds for retirement or other long-term financial planning purposes. Your individual investment and your rights are determined primarily by your own policy.

The policy is a “flexible premium” annuity because after you purchase it, you can generally make additional investments of at least $50 (but not more than the stated maximum premium addition amount) until the annuity commencement date. You are not required to make any additional investments.

The policy is a “variable” annuity because the value of your investments can go up or down based on the performance of your investment options. If you invest in the separate account, the amount of money you are able to accumulate in your policy during the accumulation phase depends upon the performance of your investment options. You could lose the amount you allocate to the separate account. The amount of annuity payments you receive during the income phase from the separate account also depends upon the investment performance of your investment options for the income phase.

The policy may also contain a fixed account. The fixed account may, but will not always, be available. If the fixed account is offered it will offer interest at a rate(s) that we guarantee will not decrease during the selected guaranteed period. There may be different interest rates for each different guaranteed period that we may offer and that you select.

Do not purchase this policy if you plan to use it, or any of its riders, for resale, speculation, arbitrage, viatication, or any other type of collective investment scheme. Your policy is not intended or designed to be traded on any stock exchange or secondary market. By purchasing this policy, you represent and warrant that you are not using the policy, or any of its riders for resale, speculation, arbitrage, viatication, or any other type of collective investment scheme.

Allocation of Premium Payments. When you purchase a policy, we will allocate your premium payment to the investment choices you select. Your allocation must be in whole percentages and must total 100%. We will allocate additional premium payments the same way, unless you request a different allocation. You could lose the amount you allocate to the variable subaccounts.

If you allocate premium payments to the Dollar Cost Averaging program (if it is available), you must give us instructions regarding the subaccount(s) to which transfers are to be made or we cannot accept your premium payment.

You may change allocations for future additional premium payments by sending written instructions to our Administrative ~~and Service~~ Office, or by telephone, subject to the limitations described in ADDITIONAL FEATURES - Telephone Transactions. The allocation change will apply to premium payments received on or after the date we receive the change request in good order.

~~We reserve the right to restrict or refuse any premium payment.~~

Policy Value

You should expect your policy value to change from valuation period to valuation period. A valuation period begins at the close of trading on the New York Stock Exchange on each market day and ends at the close of trading on the next succeeding market day. A market day is each day that the New York Stock Exchange is open for business. The New York Stock Exchange ~~generally~~ closes at 4:00 p.m., Eastern time. Holidays are ~~generally~~ not market days.

Premium Enhancement (X-Share). If you elect the X-~~s~~Share, an amount equal to the applicable premium enhancement percentage (as set forth below) of the initial premium payment will be added to the policy value. The amount of the premium enhancement is not considered a premium payment and therefore may not be included in the calculation of certain policy features (such as certain death benefits or living benefits) or in the calculation of fees and charges that are based on premium payments made. The premium enhancement percentage may vary from premium to premium on subsequent premium payments, but will never be less than 0.25% nor more than 7.0%. A confirmation will be sent advising the owner of the amount of premium enhancement applicable to each subsequent premium payment. No premium enhancement will apply if the policy is canceled pursuant to the right to cancel provision.

The premium enhancement percentage is determined by the annuitant’s age at the time of each premium payment. The percentage will decrease as the annuitant’s attained age increases. The following schedule shows the current premium enhancement percentages:

Annuitant’s Age	Premium Enhancement Percentage
0-59	5.5%
60-69	5.0%
70-79	4.0%
80+	2.0%

The current premium enhancement percentages are not guaranteed and, as noted above, may change to as little as 0.25%.

Generally, an annuity with a premium enhancement may have higher expenses than a similar annuity without a premium enhancement. Accordingly, you should always consider the expenses along with the features and enhancements to be sure any annuity meets your financial needs and goals.

There is no specific charge for the premium enhancement. We expect to use a portion of the mortality and expense risk fee, administrative charge and/or the surrender charge to pay the premium enhancement.

Once we have received all necessary regulatory approvals (but not before), we may take back or “recapture” the full dollar amount of any premium enhancement upon the occurrence of any of the following events: (1) exercise of the right to cancel option; (2) exercise of the Nursing Care and Terminal Condition Withdrawal Option or the Unemployment Waiver within one year from the time we apply the premium enhancement; (3) a death benefit is payable within one year from the time we apply the premium enhancement; or (4) annuitization within one year from the time we apply the premium enhancement. In certain unusual circumstances, you might be worse off because of the premium enhancement. This could happen if we recapture the dollar amount of the premium enhancement and the overall investment performance of your policy was negative (if the overall investment performance of your policy was positive you would be better off). Please note, we will begin recapturing as soon as we receive all necessary approvals and will not provide advance notice.

The Internal Revenue Code generally requires that interests in a qualified policy be non-forfeitable, and it is unclear whether the premium enhancement feature is consistent with those requirements. Consult a tax adviser before purchasing the X-~~s~~Share as a qualified policy.

The premium enhancement may vary for certain policies and may not be available for all policies.

INVESTMENT OPTIONS

This policy offers you a means of investing in various underlying fund portfolios offered by different investment companies (by investing in the corresponding subaccounts). The companies that provide investment advice and administrative services for the underlying fund portfolios offered through this policy are listed in the “Appendix - Portfolios Associated with the Subaccounts.”~~.~~

The general public may not purchase shares of any of these underlying fund portfolios. The names and investment objectives and policies may be similar to other portfolios managed by the same investment adviser or manager that are sold directly to the public. You should not expect the investment results of the underlying fund portfolios to be the same as those of other portfolios.

More detailed information, including an explanation of the portfolios’ fees and investment objectives, may be found in the current prospectuses for the underlying fund portfolios, which accompany this prospectus. You should read the prospectuses for the underlying fund portfolios carefully before you invest.

have voting rights as to the separate account, (3) create new separate accounts, (4) add new subaccounts to or remove existing subaccounts from the separate account, or combine subaccounts or (5) add new underlying fund portfolios, or substitute a new fund for an existing fund.

~~The Fixed Account.~~

The Fixed Account

~~The fixed account may, but will not always, be available.~~We may offer one or more fixed account options for investment. If available, premium payments allocated and amounts transferred to the fixed account become part of our general account. Interests in the general account have not been registered under the Securities Act of 1933 (the “1933 Act”), nor is the general account registered as an investment company under the 1940 Act. Accordingly, neither the general account nor any interests therein are generally subject to the provisions of the 1933 or 1940 Acts. Disclosures relating to interests in the general account may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy of statements made in a registration statement.

While we do not guarantee that the fixed account will always be available for investment, we do guarantee that the interest credited to the fixed account when available will not be less than the guaranteed minimum effective annual interest rate shown on your policy (the “guaranteed minimum”). We determine credited rates, which are guaranteed for at least one year, in our sole discretion. You bear the risk that we will not credit interest greater than the guaranteed minimum. At the end of the guaranteed period option you selected, the value in that guaranteed period option will automatically be transferred into the money market subaccount or if a money market subaccount is unavailable to a new guaranteed period option of the same length (or the next shorter period if the same period is no longer offered) at the current interest rate for that period. You can transfer to another investment option by giving us notice within 30 days before the end of the expiring guaranteed period.

~~Full and partial surrenders and transfers from a guaranteed period option of the fixed account prior to the end of the guaranteed period are generally subject to an excess interest adjustment (except for policies issued in New York by Transamerica Financial Life Insurance Company).~~

Full and partial surrenders and transfers from a guaranteed period option of the fixed account prior to the end of the guaranteed period are generally subject to an excess interest adjustment. See ACCESS TO YOUR MONEY - Excess Interest Adjustment for more information about when an excess interest adjustment applies. This adjustment will also be made to amounts that you apply to an annuity payment option. This adjustment may increase or decrease the amount of interest credited to your policy. The excess interest adjustment will not decrease the interest credited to your policy below the guaranteed minimum.

We also guarantee that upon full surrender your cash value attributable to the fixed account will not be less than the amount required by the applicable nonforfeiture law at the time the policy is issued.

trading. We may impose other restrictions on transfers, or even prohibit transfers for any owner who, in our view, has abused, or appears likely to abuse, the transfer privilege on a case-by-case basis. We may, at any time and without prior notice, discontinue transfer privileges, modify our procedures, impose holding period requirements or limit the number, size, frequency, manner, or timing of transfers we permit. Because determining whether to impose any such special restrictions depends on our judgment and discretion, it is possible that some policy owners could engage in disruptive trading that is not permitted for others. We also reserve the right to reverse a potentially harmful transfer if an underlying fund portfolio refuses or reverses our order; in such instances some policy owners may be treated differently than others in that some transfers may be reversed and others allowed. For all of these purposes, we may aggregate two or more variable insurance products that we believe are connected.

In addition, transfers for multiple policies invested in the Transamerica Series Trust underlying fund portfolios which are submitted together may be disruptive at certain levels. At the present time, such aggregated transactions likely will not cause disruption if less than one million dollars total is being transferred with respect to any one underlying fund portfolio (a smaller amount may apply to smaller portfolios). Please note that transfers of less than one million dollars may be disruptive in some circumstances and this general amount may change quickly.

For policies with Portfolio ~~Asset Management,~~Allocation Method, the effect of transfers pursuant thereto may be considered disruptive for certain underlying fund portfolios. As a result, policy owners using Portfolio ~~Asset Management~~Allocation Method may have to change their selected underlying fund portfolios.

Please note: If you engage a third party investment adviser for asset allocation services, then you may be subject to these transfer restrictions because of the actions of your investment adviser in providing these services.

In addition to our internal policies and procedures, we will administer your variable annuity to comply with any applicable state, federal, and other regulatory requirements concerning transfers. We reserve the right to implement, administer, and charge you for any fee or restriction, including redemption fees, imposed by any underlying fund portfolio. To the extent permitted by law, we also reserve the right to defer the transfer privilege at any time that we are unable to purchase or redeem shares of any of the underlying fund portfolios.

Under our current policies and procedures, we do not:

•	impose redemption fees on transfers; or
•	expressly limit the number or size of transfers in a given period except for certain subaccounts where an underlying fund portfolio has advised us to prohibit certain transfers that exceed a certain size; or
•	provide a certain number of allowable transfers in a given period.

Redemption fees, transfer limits, and other procedures or restrictions may be more or less successful than ours in deterring market timing or other disruptive trading and in preventing or limiting harm from such trading.

In the absence of a prophylactic transfer restriction (e.g., expressly limiting the number of trades within a given period or limiting trades by their size), it is likely that some level of market timing and disruptive trading will occur before it is detected and steps taken to deter it (although some level of market timing and disruptive trading can occur with a prophylactic transfer restriction). As noted above, we do not impose a prophylactic transfer restriction and, therefore, it is likely that some level of market timing and disruptive trading will occur before we are able to detect it and take steps in an attempt to deter it.

For surrender charge purposes, earnings are considered to be surrendered first, then the oldest premium is considered to be surrendered next. Please note, while there is no surrender charge on the withdrawal of earnings, withdrawing earnings will reduce (possibly to zero) your surrender charge free amount (10% of premium payments) for that year.

Keep in mind that surrenders may be taxable and, if made before age 59 1⁄2, may be subject to a 10% federal penalty tax. For tax purposes, surrenders from nonqualified policies are considered to come from taxable earnings first.

We may elect to reduce or eliminate the amount of the surrender charge when the policy is sold under circumstances which reduce our sales or other expenses or when required to by regulation or regulatory authority.

Liquidity Rider Surrender Charge Schedule. The optional Liquidity Rider (only available with the B-~~s~~Share) reduces the number of years each premium payment is subject to surrender charges from seven years to four years. The surrender charge schedule is the same as the B-~~s~~Share during the first four years for each premium payment. There is an extra charge for this rider.

Excess Interest Adjustment

Surrenders and transfers from the fixed account may be subject to an excess interest adjustment. This adjustment could retroactively reduce the interest credited in the fixed account to the guaranteed minimum or increase the amount credited. This adjustment may also apply to amounts applied to an annuity payment option. Please see “Appendix - Excess Interest Adjustment Examples” for an example showing the effect of a hypothetical excess interest adjustment calculation. The excess interest adjustment plays a role in calculating the total interest credited to the fixed account.

Mortality and Expense Risk Fees

We charge a fee as compensation for bearing certain mortality and expense risks under the policy. This fee is assessed daily based on the net asset value of each subaccount. Examples of such risks include a guarantee of annuity rates, the death benefit, certain expenses of the policy (including distribution related expenses), and assuming the risk that the current charges will be insufficient in the future to cover costs of selling, distributing and administering the policy.

If this charge does not cover our actual costs, we absorb the loss. Conversely, if the charge more than covers actual costs, the excess is added to our surplus. We expect to profit from this charge. We may use any profit for any proper purpose, including distribution expenses.

Premium Taxes

A deduction is also made for premium taxes, if any, imposed on us by a state, municipality or other government agency. The tax, currently ranging from 0% to 4%, is assessed at the time premium payments are made or when annuity payments begin. We pay the premium tax at the time it is imposed. We will, at our discretion, deduct the total amount of premium taxes, if any, from the policy value when such taxes are due to the applicable taxing authority, you begin receiving annuity payments, you surrender the policy or a death benefit is paid.

~~TA Asset Allocation - Moderate Growth - Service Class~~

~~TA Efficient Markets - Service Class~~

~~TA International Moderate Growth - Service Class~~

~~TA Multi-Managed Balanced - Service Class~~

~~TA PIMCO Total Return - Service Class~~

~~TA Vanguard ETF Index - Balanced - Service Class~~

~~TA Vanguard ETF Index - Conservative - Service Class~~

~~TA Vanguard ETF Index - Growth - Service Class~~

~~Fixed Account~~

The Annual Step-Up Death Benefit is not available if you or the annuitant is 76 or older on the policy date. There is an extra charge for this death benefit. See FEE TABLE AND EXPENSE EXAMPLES.

Designated Investment Options. If you elected the Annual Step-Up Death Benefit, you must allocate 100% of your policy value to one or more of the designated investment options approved for the Annual Step-Up Death Benefit. See “Appendix - Designated Investment Options” for a complete listing of available subaccounts.

Please note:

•	All policy value must be allocated to one or more designated investment options.
•	You may transfer amounts among the designated investment options; however, you cannot transfer any amount to any other subaccount if you elect this death benefit.

Return of Premium Death Benefit

The Return of Premium Death Benefit is equal to:

• total premium payments; less

• ~~any adjusted partial surrenders as of the date of death.~~any adjusted partial surrenders (please see “Appendix - Death Benefit”) as of the date of death.

This benefit is not available if you or the annuitant is 86 or older on the policy date. There is an extra charge for this death benefit. See FEE TABLE AND EXPENSE EXAMPLES.

Designated Investment Options. ~~If you elected the Return of Premium Death Benefit, you must allocate 100% of your policy value to one or more of the following “designated investment options:”~~. If you elected the Return of Premium Death Benefit, you must allocate 100% of your policy value to one or more of the designated investment options approved for the Return of Premium Death Benefit. See “Appendix - Designated Investment Options” for a complete listing of available subaccounts.

~~AllianceBernstein Balanced Wealth Strategy Portfolio - Class B~~

~~American Funds - Asset Allocation Fund - Class 2~~

~~American Funds - Bond Fund - Class 2~~

~~Fidelity VIP Balanced Portfolio - Service Class 2~~

~~GE Investments Total Return Fund - Class 3~~

~~The Liquidity Rider may vary for certain policies, may not be available for all policies, and may not be available in all states. This disclosure explains the material features of the Liquidity Rider. The application and operation of the rider are governed by the terms and conditions of the rider itself.~~The Liquidity Rider may vary for certain policies, may not be available for all policies, and may not be available in all states. This disclosure explains the material features of the Liquidity Rider.

Additional Death Distribution

The optional Additional Death Distribution rider pays an additional amount (based on rider earnings, if any, since the rider was issued) when a death benefit is payable during the accumulation phase under your policy, in certain circumstances. The Additional Death Distribution is only available for issue ages through age 80. The Additional Death Distribution is only available with the Return of Premium Death Benefit or the Annual Step-Up Death Benefit.

Additional Death Distribution Benefit Amount. The Additional Death Distribution is payable only if you elected the rider prior to the death triggering the payment of the policy death benefit and a death benefit is payable under the policy. The Additional Death Distribution is equal to:

•	the Additional Death Distribution factor (see below); multiplied by
•	the rider earnings, if any, on the date the death benefit is calculated.

Rider earnings equal:

•	the policy value on the date the death benefit is determined; minus
•	policy value on the rider date; minus
•	premium payments after the rider date; plus
•	surrenders after the rider date that exceed the rider earnings on the date of, but prior to, the surrender.

No benefit is payable under the Additional Death Distribution rider if there are no rider earnings on the date the death benefit is calculated.

If you purchase your policy as part of a 1035 exchange or add the Additional Death Distribution rider after you purchase the policy, rider earnings do not include any gains before the 1035 exchange or the date the Additional Death Distribution is added to your policy.

The Additional Death Distribution factor is ~~currently~~ 40% for issue ages under 71 and 25% for issue ages 71-80, based on the annuitant’s age.

No benefit is paid under the rider unless (a) the rider is in force, (b) a death benefit is payable on the policy, and (c) there are rider earnings when the death benefit is calculated.

For purposes of computing taxable gains, both the death benefit payable under the policy and the Additional Death Distribution will be considered.

The optional Additional Death Distribution+ rider pays an additional death benefit amount when a death benefit is payable during the accumulation phase under your policy, in certain circumstances. The Additional Death Distribution+ is only available for issue ages through age 75. The Additional Death Distribution + is only available with the Return of Premium Death Benefit or the Annual Step-Up Death Benefit.

Additional Death Distribution+ Benefit Amount. An additional death benefit is only payable if a death benefit is paid on the base policy to which the rider is attached. The amount of the additional benefit is dependent on the amount of time that has passed since the rider date as follows:

•	If a death benefit is payable within the first five years after the rider date, the additional benefit amount will be equal to the sum of all Additional Death Distribution + rider fees paid since the rider date.
•	If a death benefit is payable after five years following the rider date, the additional benefit will be equal to the rider benefit base multiplied by the rider benefit percentage.

The rider benefit base at any time is equal to the policy value less any premiums added after the rider date.

The rider benefit percentage may vary but ~~currently~~ equals 30% for issue ages 0 - 70 and 20% for issue ages 71 - 75, based on the annuitant’s age.

No benefit is payable under the Additional Death Distribution+ if the policy value on the date the death benefit is paid is less than the premium payments after the rider date.

For purposes of computing taxable gains, both the death benefit payable under the policy and the additional benefit will be considered.

Please see “Appendix - Additional Death Distribution+” for an example that illustrates the additional death benefit payable as well as the effect of a partial surrender on the Additional Death Distribution+ benefit amount.

Spousal Continuation. If a ~~spouse, as the new owner of the policy,~~ spouse is eligible to and elects to continue the policy as the new owner instead of receiving the death benefit and Additional Death Distribution+, then the spouse will receive a one-time policy value increase equal to the Additional Death Distribution+. At this time the rider will terminate. The spouse will have the option of immediately re-electing the rider through age 75 if the Additional Death Distribution + benefit is still being offered. See TAX INFORMATION - Tax Status of the Policy -Distribution Requirements. (The payment of a death benefit under the policy is triggered by the death of the annuitant.)

Rider Fee. There is an additional charge for this rider which is a percentage of the policy value which, is deducted annually on each rider anniversary prior to annuitization. We will also deduct this fee upon full surrender of the policy or other termination of the rider.

Please note: the rider fee is deducted pro rata from each investment option. The fee is deducted even during periods when the rider would not pay any benefits.

Termination. The rider will remain in effect until:

•	you cancel it by notifying our Administrative ~~and Service~~ Office in writing in good order,

You should consider your ability to continue a Dollar Cost Averaging program during all economic conditions. Transfers from a Dollar Cost Averaging fixed source are not subject to an excess interest adjustment. A Dollar Cost Averaging program can be used in conjunction with a guaranteed minimum withdrawal benefit (subject to any investment restrictions involving the source). There is no charge for this benefit.

The Dollar Cost Averaging Program may vary for certain policies, may not be available for all policies, and may not be available in all states. See your policy for availability of the fixed account options.

Asset Rebalancing

During the accumulation phase you can instruct us to automatically rebalance the amounts in your subaccounts to maintain your desired asset allocation. This feature is called Asset Rebalancing and can be started and stopped at any time. If a transfer is requested, we will honor the requested transfer and discontinue Asset Rebalancing. New instructions are required to start Asset Rebalancing. Asset Rebalancing ignores amounts in the fixed account. You can choose to rebalance monthly, quarterly, semi-annually, or annually. Asset Rebalancing can be used in conjunction with a guaranteed minimum withdrawal benefit. Please note, any amounts rebalanced may be immediately transferred to the PAM investment options as applicable under the Portfolio Allocation Method. There is no charge for this benefit.

Guaranteed Lifetime Withdrawal Benefits

You may elect one of the following optional riders under the policy that offers guaranteed lifetime withdrawal benefits - the Guaranteed Principal SolutionSM Rider, the Income LinkSM Rider, the Retirement Income MaxSM Rider or the Retirement Income ChoiceSM 1.6 Rider. Important aspects of each of these riders are summarized in the “Appendix - Guaranteed Lifetime Withdrawal ~~b~~Benefit Comparison Table” and are described in more detail below. You should consult with tax and financial professionals to determine which of these riders, if any, is appropriate for you.

Guaranteed Principal SolutionSM Rider

You may elect to purchase the optional Guaranteed Principal SolutionSM Rider (also known as Living Benefits Rider) which provides you with a guaranteed minimum accumulation benefit and a guaranteed minimum withdrawal benefit. The Guaranteed Principal SolutionSM ~~Rider is only available during the accumulation phase. The Living Benefits Rider is only available for annuitant issue ages through age 80. The maximum issue age may be lower if required by state law.~~ Rider is only available during the accumulation phase. The Guaranteed Principal SolutionSM Rider is only available for annuitant issue ages through age 80. The maximum issue age may be lower if required by state law. The Guaranteed Principal SolutionSM Rider is only available with the Return of Premium Death Benefit or the Annual Step-Up Death Benefit. If you elect the Guaranteed Principal SolutionSM Rider you cannot elect another GLWB. The guaranteed lifetime withdrawal benefit is based on the claims-paying ability of Transamerica.

You should view the Guaranteed Principal SolutionSM Rider as a way to permit you to invest in variable investment options while still having your policy value and liquidity protected to the extent provided by the Guaranteed Principal SolutionSM Rider.

•	We will not refund charges that have been paid up to the point of terminating the policy or receiving annuity payments.

Withdrawals under the guaranteed minimum withdrawal benefit also:

•	reduce your policy value;
•	reduce the guaranteed future value;
•	reduce your death benefit and other benefits;
•	may be subject to surrender charges or excess interest adjustments;
•	may be subject to income taxes and federal tax penalties (See TAX INFORMATION).

Maximum Annual Withdrawal Amount. Under this benefit:

•	you can withdraw up to 7% of your “principal back” total withdrawal base each rider year until your “principal back” minimum remaining withdrawal amount reaches zero.

Example. Assume you make a single premium payment of $100,000 and that you do not make any withdrawals or additional premium payments. Assume that after five years, your policy value has declined to $70,000 solely because of negative investment performance. You could still receive up to $7,000 (7% of $100,000) each rider year for the next fourteen years and $2,000 in the year immediately thereafter so you would get back your full $100,000 (assuming that you do not withdraw more than $7,000 in any one rider year).

•	or, you can withdraw up to 5% of your “for life” total withdrawal base each rider year starting with the rider anniversary immediately following the annuitant’s 59th birthday and lasting until the annuitant’s death, unless your “for life” minimum remaining withdrawal amount reaches zero because of “excess withdrawals” (see Adjusted Partial Withdrawals, below). A penalty tax may be assessed on amounts surrendered from the policy before the ~~annuitant~~taxpayer reaches age 59 1⁄2.

Example. Assume you are the owner and annuitant and you make a single premium payment of $100,000 when you are 55 years old. Assume you do not make any withdrawals or additional premium payments. Assume that after five years, your policy value has declined to $70,000 solely because of negative investment performance. You could still receive up to $5,000 (5% of $100,000) each rider year for the rest of your life (assuming that you do not withdraw more than $5,000 in any one rider year).

You can receive up to the maximum annual withdrawal amount each rider year (first as withdrawals from your policy value and, if necessary, as payments from us) under this rider regardless of your policy value; however, once your policy value reaches zero you cannot make premium payments, and all other policy features, benefits, and guarantees (except those provided by this rider) are terminated. In order to continue withdrawals under this rider after your policy value reaches zero, you must select an amount (which cannot exceed the maximum annual withdrawal amount at that time) and frequency (annually, semi-annually, quarterly or monthly) of future withdrawals. Once selected, the amount and frequency of future withdrawals cannot be changed.

Please note:

•	Withdrawals under the 5% “for life” guarantee cannot begin until after the rider anniversary following the annuitant’s 59th birthday.

PAM investment options will remain there unless the performance of your chosen investment options recovers sufficiently to enable us to transfer amounts back to your investment options while maintaining the guarantees under the Guaranteed Principal SolutionSM Rider. This generally occurs when the policy value increases by 5% to 10% in relation to the guarantees, although we may require a larger increase before transferring amounts back to your investment options.

The Daily Rebalancing Formula Under the Mathematical Model: As noted above, to limit our exposure under the rider, we transfer policy value from your investment options to the PAM subaccounts, to the extent called for by a mathematical model that will not change once you purchase the policy. We do this in order to minimize the need to provide payments (for example, when your policy value goes to zero by other than an excess withdrawal), or to extend the time before any payment is required. When payments become more likely (because your policy value is approaching zero), the mathematical model will tend to allocate more policy value to the PAM subaccounts. If, on the other hand, the policy value is much higher than the guarantees under the rider, then payments may not be necessary, and therefore, the mathematical model will tend to allocate more policy value to the investment options.

Each business day the mathematical model computes a “target allocation,” which is the portion of the policy value that is to be allocated to the investment options.

The target allocation depends on several factors, including the policy value as compared to the guarantees under the rider, the time until payments are likely required, and interest rates. However, as time passes, these factors change. Therefore, the target allocation changes from one business day to the next. ~~The formula is:~~

~~Percent of Policy Value required in PAM Subaccount (or X) = e-Dividend*Time *(1- NormDist(d1))~~

~~where:~~

    ~~e = Base of the Natural Logarithm~~

    ~~NormDist = Cumulative Standard Normal Distribution~~

    ~~d1 = [ln(G)+(R – F +.5*V ^ 2)* T]/[V * T^.5]~~

~~In order to calculate the percent of policy value required in the PAM Subaccount, we must first calculate d1: d1 = [ln(G)+(R – F +.5*V ^ 2)* T]/[V * T^.5]~~

~~where:~~

    ~~ln = Natural Logarithm Function—G = Guarantee Ratio—R = Rate—F = Fees—V = Volatility—T = Time~~

See “Appendix - PAM Method Transfers” for more detail regarding the workings of the mathematical model.

Upgrades

Prior to the annuitant’s 86th birthday and after the third rider anniversary, you can upgrade the total withdrawal base and guaranteed future value to the policy value by providing us the required notice. The minimum remaining withdrawal amounts will also be upgraded to the policy value and the maximum annual withdrawal amounts will be recalculated.

Income LinkSM ~~Rider– Base Benefit~~ Rider - Base Benefit

Under this benefit, you can receive up to the rider withdrawal amount each Income LinkSM rider withdrawal year (first as systematic withdrawals from your policy value and, if necessary, as systematic payments from us), beginning on the Income LinkSM ~~rider start date and lasting until the annuitant’s death (unless your withdrawal base is reduced to zero because of any a non-Income Link~~rider start date and lasting until the annuitant’s death (unless a non-Income LinkSM ~~rider systematic withdrawal;~~ rider systematic withdrawal reduces your withdrawal base to zero; see Withdrawal Base Adjustments below). The first Income LinkSM rider withdrawal year begins on the Income LinkSM rider start date and each successive Income LinkSM rider withdrawal year begins thereafter on each anniversary of that date.

Income LinkSM Rider – Systematic Withdrawals. In order to begin receiving Income LinkSM rider systematic withdrawals, you must elect the withdrawal option and frequency (monthly, quarterly, semi-annually or annually) through which you will receive the Income LinkSM rider systematic withdrawals (for qualified policies you will also have to elect whether or not to receive your minimum required distribution amount as calculated herein). Any change to the frequency of your Income LinkSM rider systematic withdrawals will take effect at the beginning of the next Income LinkSM rider withdrawal year. Any other withdrawal, regardless of amount or timing, is a non-Income LinkSM rider systematic withdrawal. See Withdrawal Base Adjustments below.

Of course, you can always withdraw any amount up to your cash value pursuant to your rights under the policy at your discretion however, withdrawals other than Income LinkSM rider systematic withdrawals (and certain minimum required distributions) will reduce the withdrawal base. See the “Appendix - Guaranteed Lifetime Withdrawal Benefit Adjusted Partial Surrenders - Income LinkSM Rider” for an example showing the effect of a hypothetical withdrawal in more detail.

Please note:

•	You will begin paying the rider charge as of the date the rider takes effect, even if you do not begin taking withdrawals for many years, or ever. We will not refund the charges you have paid under the rider if you never choose to take withdrawals and/or if you never receive any payments under the rider.
•	We have designed this rider to allow for Income LinkSM rider systematic withdrawals from your policy value each Income LinkSM rider withdrawal year that are less than or equal to the rider withdrawal amount. You should not purchase this rider if you plan to take withdrawals in excess of the rider withdrawal amount or on a non-systematic basis, because such withdrawals may significantly reduce or eliminate the value of the guarantees provided by the rider.
•	Depending on which withdrawal option you elect, your withdrawal percentage will decrease after second, third, fourth, fifth, sixth or seventh withdrawal year.
•	The longer you wait to start taking Income LinkSM rider systematic withdrawals under the rider, the less time you have to benefit from the guarantee because of decreasing life expectancy as you age. You should carefully consider when to begin making withdrawals. There is a risk that you will not begin making withdrawals at the most financially beneficial time for you.
•	Because the guaranteed lifetime withdrawal benefit under this rider is accessed through regular Income LinkSM rider systematic withdrawals that do not exceed the rider withdrawal amount, the rider may not be appropriate for you if you do not foresee a need for liquidity and your primary objective is to take maximum advantage of the tax deferral aspect of the policy.

Automatic Step-Up. On each rider anniversary, we will automatically step-up the withdrawal base to an amount equal to the greater of (1) the highest policy value on any monthiversarySM during the preceding rider year, if no non-Income LinkSM ~~rider systematic withdrawal occurred, or (2) the policy value on the rider anniversary.~~ rider systematic withdrawal occurred, or (2) the policy value on the rider anniversary. If neither value is greater than the current withdrawal base, no automatic step-up will occur.

The rider fee percentage may increase (or decrease) at the time of any automatic step-up. The rider fee percentage will not exceed the maximum rider fee percentage in the fee table.

Please note:

•	The withdrawal base “steps-up” on rider anniversaries whereas a Income LinkSM rider withdrawal year begins on the Income LinkSM rider start date and each anniversary thereof.
•	If an automatic step-up occurs, your remaining rider withdrawal amount and Income LinkSM rider systematic withdrawal amount is proportionally increased for the remainder of that Income LinkSM rider withdrawal year.

Automatic Step-Up Opt Out. Each time an automatic step-up results in a rider fee percentage increase, you have the option to reject the automatic step-up and reinstate the withdrawal base and rider fee percentage to their respective amounts immediately before the automatic step-up, provided that you do so within 30 days after the rider anniversary on which the automatic step-up occurred. We must receive your rejection (each time you elect to opt out), in good order, at our Administrative ~~and Service~~ Office within the same 30 day period after the rider anniversary on which the automatic step-up occurred. Opting out of one step-up does not operate as an opt-out of any future step-ups.

Withdrawal Base Adjustments. Premium additions will increase the withdrawal base on a dollar-for-dollar basis. See Automatic Step-Up for a description of how automatic step-ups increase the withdrawal base.

Income LinkSM rider systematic withdrawals up to the rider withdrawal amount will not reduce the withdrawal base. Non-Income LinkSM rider systematic withdrawals will reduce the withdrawal base, however, by the greater of the dollar amount of the withdrawal (if the policy value is greater than the withdrawal base) or a pro rata amount (in proportion to the reduction in the policy value when the policy value is less than the withdrawal base), possibly to zero. See “Appendix - Guaranteed Lifetime Withdrawal Benefit Adjusted Partial Surrenders - Income LinkSM Rider” for examples showing the effect of hypothetical withdrawals in more detail. The effect of a negative adjustment is amplified if the policy value is less than the withdrawal base. See the “Appendix - Guaranteed Lifetime Benefit Adjustment Partial Surrenders - Income LinkSM Rider” for examples showing the effect of hypothetical non-Income LinkSM rider systematic withdrawals in more detail, including a non-Income LinkSM rider systematic withdrawal that reduces the withdrawal base by a pro rata amount. Withdrawal base adjustments occur immediately following premium additions or non-Income LinkSM rider systematic withdrawals. If you take a non-Income LinkSM rider systematic withdrawal that reduces your policy value (and withdrawal base) to zero, then the Income LinkSM rider will terminate and you will lose all its benefits.

Please Note: We do not monitor for non-Income LinkSM rider systematic withdrawals or notify you of withdrawal base adjustments. If you take a non-Income LinkSM rider systematic withdrawal please note your Income LinkSM rider systematic withdrawal amount will be reduced.

•	Because the withdrawal base is generally equal to the policy value on the rider date, the rider withdrawal amount may be lower if you delay electing the rider and the policy value decreases before you elect the rider.

On each rider anniversary, the withdrawal base will equal the greatest of:

•	Current withdrawal base;
•	The withdrawal base immediately before the rider anniversary, increased by the growth percentage, if any (see Growth below);
•	The policy value on any monthiversarySM, including the current rider anniversary (see Automatic Step-Up below).

Growth. On each of the first ten rider anniversaries, we will apply a growth percentage to your withdrawal base if no withdrawal occurred during the preceding rider year. The growth percentage is equal to 5.0% of the withdrawal base immediately before the rider anniversary (i.e., withdrawal base x 0.05).

Please note: Because a withdrawal will eliminate the potential application of the growth percentage for that rider year, you should consider your need or possible need to take withdrawals within the first 10 rider years in deciding whether to purchase the rider.

Automatic Step-Up. On each rider anniversary, we will automatically step-up the withdrawal base to an amount equal to the greater of (1) the highest policy value on any monthiversarySM during the preceding rider year, if no excess withdrawal occurred, or (2) the policy value on the rider anniversary. ~~This comparison takes place after~~ If neither value is greater than the ~~application of any applicable~~ current withdrawal base or the withdrawal base increased by any growth percentage, no automatic step-up will occur. The withdrawal percentage (as indicated in the withdrawal percentage table) will also increase if you have crossed into another age band prior to the automatic step-up. Please note, the increase is part of the automatic step-up and if no automatic step-up occurs then there will be no withdrawal percentage increase.

Beginning on the fifth rider anniversary, the rider fee percentage may increase (or decrease) at the time of any automatic step-up. The rider fee percentage will not exceed the maximum rider fee percentage in the fee table.

Automatic Step-Up Opt Out. Each time an automatic step-up results in a rider fee percentage increase, you have the option to reject the automatic step-up and reinstate the withdrawal base, withdrawal percentage, and rider fee percentage to their respective amounts immediately before the automatic step-up, provided that you do so within 30 days after the rider anniversary on which the automatic step-up occurred. We must receive your rejection (each time you elect to opt out), in good order, at our Administrative ~~and Service~~ Office within the same 30 day period after the rider anniversary on which the automatic step-up occurred. Opting out of one step-up does not operate as an opt-out of any future step-ups.

Withdrawal Base Adjustments. Cumulative gross partial withdrawals up to the rider withdrawal amount in any rider year will not reduce the withdrawal base. ~~Cumulative~~Any amount of gross partial withdrawals in excess of the rider withdrawal amount in any rider year (“excess withdrawals”) will reduce the withdrawal base, however, by the greater of the dollar amount of the excess withdrawal (if the policy value is greater than the withdrawal base) or a pro rata amount (in proportion to the reduction in the policy value when the policy value is less than the withdrawal base),

The following example uses assumed policy values as follows: Group A - $50,000; Group B - $30,000; and Group C - $20,000:

~~Beginning on the fifth rider anniversary, the rider fee percentage may increase (or decrease) at the time of an automatic step-up. Each time an automatic step-up will result in a rider fee percentage increase, you will have the option to reject the automatic step-up and reinstate the withdrawal base and rider fee percentage to their respective amounts immediately before the automatic step-up (adjusted for any subsequent premium payments or withdrawals), provided that you do so within 30 calendar days after the rider anniversary on which the automatic step-up occurred. We must receive your rejection, in good order, at our Administrative and Service Office within the 30 day period after the rider anniversary on which the automatic step-up occurred.~~

Example 1: Calculation at rider issue for the first quarter fee assuming an initial withdrawal base of 100,000

= 100,000 * [(50,000*0.0155) + (30,000*0.0110) + (20,000*0.0070)] / 100,000 * (91/365)

= 100,000 * (775 + 330 + 140) / 100,000 * (91/365)

= 100,000 * 1,245/100,000 * (91/365)

= 1,245 * (91/365)

= $310.40

We will assess a prorated rider fee upon full surrender of the policy or other termination of the rider for the period beginning on the first day of the most recent rider quarter and ending on the date of termination.

Beginning on the fifth rider anniversary, the rider fee percentage may increase (or decrease) at the time of an automatic step-up. Each time an automatic step-up will result in a rider fee percentage increase, you will have the option to reject the automatic step-up and reinstate the withdrawal base and rider fee percentage to their respective amounts immediately before the automatic step-up (adjusted for any subsequent premium payments or withdrawals), provided that you do so within 30 calendar days after the rider anniversary on which the automatic step-up occurred. We must receive your rejection, in good order, at our Administrative Office within the 30 day period after the rider anniversary on which the automatic step-up occurred.

Please note regarding the base rider fee:

•	Because the base rider fee is a percentage of the withdrawal base, it could be a much higher percentage of your policy value, particularly in the event that your policy value decreases significantly.
•	Because the base rider fee is a percentage of the withdrawal base, the amount of the base rider fee we deduct will increase if the withdrawal base increases (although the percentage(s) may remain the same).
•	If you make a transfer from one designated allocation group to another designated allocation group that has a higher rider fee percentage, then the resulting rider fee will be higher.

Base Rider Fee Adjustment for Premium Payments and Excess Withdrawals. A rider fee adjustment will be calculated for subsequent premium payments and excess withdrawals because these events will change the withdrawal base. The rider fee adjustment may be positive or negative and will be added to or subtracted from the rider fee to be collected.

The Retirement Income ChoiceSM 1.6 rider and additional options may vary for certain policies, may not be available for all policies, and may not be available in all states. This disclosure explains the material features of the Retirement Income ChoiceSM ~~1.6 rider. The application and operation of the rider are governed by the terms and conditions of the rider itself~~. 1.6 rider.

OTHER INFORMATION

State Variations

The following section describes modifications to this prospectus required by one ~~of~~or more state insurance departments as of the date of this prospectus. Unless otherwise noted, variations apply to all forms of ~~Contracts~~policies we issue. References to certain state’s variations do not imply that we actually offer ~~Contracts~~policies in each such state. These variations are subject to change without notice and additional variations may be imposed as specific states approve new riders.

Arizona ~~- The right to cancel period for owners that are age 65 and above is 30 days.~~. - Owners age 65 and above have a 30 day right to cancel.

California ~~- The right to cancel period for owners that are age 60 and above is 30 days. Unless the owners age 60 and above elect otherwise (i.e., elect immediate investment), the initial premium payment will be allocated to the money market subaccount for 35 calendar days and then invested in the investment options selected by the owner. The amount returned under the right to cancel provision if immediate investment is not elected is your premium payment amount.~~. - Policy may be canceled by returning the policy or by sending in a written notice. Owners age 60 and above have a 30 day right to cancel. Owners age 60 or above have the option to elect immediate investment in investment options of their choice, and receive account value if they cancel; or, they may allocate the initial premium to the money market portfolio for 35 calendar days at the end of which the contract value is moved to the investment options of their choice, and they would receive return of premium if they cancel. Nursing Care and Terminal Condition Waiver are not available.

Connecticut ~~- If the policy is canceled prior to deliver, the amount of your premium payment is returned.~~. - During the right to cancel period, prior to delivery of the policy, the owner will receive return of premium. The unemployment waiver is not available. No excess interest adjustment upon annuitization. Premium enhancement recapture only allowed under right to cancel period. Nursing Care and Terminal Condition Waiver is not available with X-Share. Service Charge cannot be assessed at time of surrender. Transfer restrictions apply if more than one transfer is made in a 30 day period.

Florida ~~- The right to cancel period for owners that are less than age 65 is 14 days. The right to cancel period for owners that are age 65 and above is 21 days. The unemployment waiver is not available. Notwithstanding any references to withdrawal order sections of the policy, the service charge will be deducted from the policy value’s earnings, if available.~~. - Owners 65 and older have a 21 day right to cancel period. Owners less than 65 have a 14 day right to cancel period. Unemployment waiver is not available. Excess interest adjustment not applied upon annuitization or death. No surrender charge applied upon death. Annuity commencement date not allowed until after the first policy year.

APPENDIX

ADDITIONAL DEATH DISTRIBUTION RIDER

The following example illustrates the Additional Death Distribution additional death benefit payable by this rider as well as the effect of a partial surrender on the Additional Death Distribution benefit amount. The annuitant is less than age 71 on the Rider Date.

Example 1

Policy Value on the Rider Date:	$100,000
Premiums paid after the Rider Date before Surrender:	$25,000
Gross Partial Surrenders after the Rider Date:	$30,000
Policy Value on date of Surrender:	$150,000
Rider Earnings on Date of Surrender (Policy Value on date of surrender – Policy Value on Rider Date – Premiums paid after Rider Date + Surrenders since Rider Date that exceeded Rider Earnings = $150,000 - $100,000 - $25,000 + 0):	$25,000
Amount of Surrender that exceeds Rider Earnings ($30,000 - $25,000):	$5,000
Base Policy Death Benefit (assumed) on the date of Death Benefit Calculation:	$200,000
Policy Value on the date of Death Benefit Calculations:	$175,000
Rider Earnings (= Policy Value on date of Death Benefit Calculations – policy value on Rider Date – Premiums since Rider Date + Surrenders since Rider Date that exceeded Rider Earnings = $175,000 - $100,000 - $25,000 + $5,000):	$55,000
Additional Death Benefit Amount (= Additional Death Benefit Factor * Rider Earnings = 40%* $55,000):	$22,000
Total Death Benefit paid (=Base ~~p~~Policy ~~d~~ Death ~~b~~ Benefit plus Additional Death Benefit Amount):	$222,000

Example 2

Policy Value on the Rider Date:	$100,000
Premiums paid after the Rider Date before Surrender:	$0
Gross Partial Surrenders after the Rider Date:	$0
Base Policy Death Benefit (assumed) on the date of Death Benefit Calculation:	$100,000
Policy Value on the date of Death Benefit Calculations:	$75,000
Rider Earnings (= Policy Value on date of death benefit calculations – policy value on Rider Date – Premiums since Rider Date + Surrenders since Rider Date that exceeded Rider Earnings = $75,000 - $100,000 - $0 + $0):	$0
Additional Death Benefit Amount (= Additional Death Benefit Factor * Rider Earnings = 40%* $0):	$0
Total Death Benefit paid (=Base ~~p~~Policy ~~d~~ Death ~~b~~ Benefit plus Additional Death Benefit Amount):	$100,000

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Guaranteed Lifetime Withdrawal Benefit Comparison Table — (Continued)

Guaranteed Principal SolutionSM Rider	Income LinkSM Rider	Retirement Income MaxSM Rider	Retirement Income Choice 1.6SM Rider
Availability:	Availability:	Availability:	Availability:
• 0 - 80 (unless state law requires a lower maximum issue age	• At least 55 years old and not yet age 81 (unless state law requires a lower maximum issue age)	• Younger than age 86 (unless state law requires a lower maximum issue age)	• Younger than age 86 (unless state law requires a lower maximum issue age)
~~Charge:~~Current Charge: (1) 0.90% of total withdrawal base on each rider anniversary under the “principal back” withdrawal guarantee under the rider.	~~Charges:~~Current Charges: (1) 0.90% annually (single life and joint life) of withdrawal base deducted on each rider quarter.	~~Charges:~~Current Charges: (1) 1.25% annually (single life and joint life)of withdrawal base deducted on each rider quarter.

~~Charge:~~

Current Charge:

(1) for Base Benefit only—0.70% to 1.55% annually (single and joint life) of withdrawal base deducted on each rider quarter;

(2) with Death Benefit Option— 0.40% (single life) or 0.35% (joint life) annually of withdrawal base deducted on each rider quarter, in addition to the base benefit fee;

(3) with Income EnhancementSM Option—0.30% (single life) or 0.50% (joint life) annually of withdrawal base deducted on each rider quarter, in addition to the base benefit fee.

Investment Restrictions:	Investment Restrictions:	Investment Restrictions:	Investment Restrictions:

•  Portfolio Allocation Method (“PAM”)—We monitor your policy value and, as we deem necessary to support the guarantees under the rider, may transfer amounts between investment options that we designate and the variable investment options that you select.

	• ~~Designated Investment option—~~You must allocate 100% of your policy value to one or more investment options that we designate.	• ~~Designated Investment option—~~You must allocate 100% of your policy value to one or more investment options that we designate.	• You must allocate 100% of your policy value to one or more investment options that we designate.

133

MEMBERS® VARIABLE ANNUITY SERIES

Transamerica Life Insurance Company

Separate Account B (EST. 1/19/1990)

4333 Edgewood Road NE

Cedar Rapids, Iowa 52499-0001

(800)525-6205

www.transamericaannuities.com~~Transamerica Financial Life Insurance Company~~

~~Separate Account BNY (EST. 9/27/1994)~~

~~4333 Edgewood Road NE~~

~~Cedar Rapids, Iowa 52499-0001~~

~~(800)525-6205~~

~~www.transamericaannuities.com~~

This prospectus describes information you should know before you purchase a MEMBERS® Variable Annuity Series variable annuity. The prospectus describes a contract between each owner and joint owner (“you”~~) and Transamerica Life Insurance Company or Transamerica Financial Life Insurance Company (“~~) and Transamerica Life Insurance Company (“us,” “we,” “our” or “Company”). This is an individual, deferred, flexible premium variable annuity. This variable annuity allows you to allocate your premium payments among the fixed account (if available) and the following portfolio companies:

AllianceBernstein Variable Products Series Fund, Inc. • American Funds Insurance Series • Fidelity® Variable Insurance Products Fund • GE Investments Funds, Inc. • Transamerica Series Trust

This prospectus also refers to the following share classes: B-Share, C-Share, L-Share and X-Share. A share class will be selected on your application and identified in your policy.

This prospectus and the underlying fund prospectuses give you important information about the policies and the underlying fund portfolios. Please read them carefully before you invest and keep them for future reference. You can also contact us to get a Statement of Additional Information (SAI) free of charge. The SAI contains more information about this policy. A registration statement, including the SAI, has been filed with the Securities and Exchange Commission (SEC) and the SAI is incorporated herein by reference. The prospectus and SAI can also be obtained from the SEC’s website (www.sec.gov). The table of contents of the SAI is included at the end of this prospectus. The Securities and Exchange Commission has not approved or disapproved these securities, or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

If you elect the X-Share, we will add a credit to your policy value for each premium payment that you make. Generally, an annuity with a premium enhancement will have higher overall expenses than a similar annuity without a premium enhancement; the amount credited under the premium enhancement may be more than offset by the additional fees and charges associated with the premium enhancement. You should always consider the expenses along with the features and enhancements to be sure that any annuity meets your financial needs and goals.

•	we receive in good order (See OTHER INFORMATION - Sending Forms and Transaction Requests in Good Order) all information needed to issue the policy;
•	we receive in good order (at our Administrative ~~and Service~~ Office) a minimum initial premium payment; and
•	the annuitant, owner, and any joint owner are age 89 or younger (the limit may be lower for qualified policies).

~~We reserve the right to reject any application or premium payment.~~

We reserve the right to reject any application.

Premium Payments

General. You should make checks for premium payments payable to Transamerica Life Insurance ~~Company or Transamerica Financial Life Insurance~~ Company, as applicable, and send them to the Administrative ~~and Service~~ Office. Your check must be honored in order for us to pay any associated payments and benefits due under the policy.

We do not accept cash. We reserve the right to not accept third party checks. A third party check is a check that is made payable to one person who endorses it and offers it as payment to a second person. Checks should normally be payable to us, however, in some circumstances, at our discretion we may accept third party checks that are from a rollover or transfer from other financial institutions. Any third party checks not accepted by us will be returned.

We reserve the right to reject or accept any form of payment. Any unacceptable forms of payment will be returned.

Initial Premium Requirements~~. The initial premium payment for nonqualified policies must be at least $5,000, and at least $1,000 for qualified policies. You must obtain our prior approval to purchase a policy with an amount less than the stated minimum. There is generally no minimum initial premium payment for policies issued under section 403(b) of the Internal Revenue Code; however, your premium must be received within 90 days of the policy date or your policy will be canceled. We will credit your initial premium payment to your policy within two business days after the day we receive it and your complete policy information in good order. If we are unable to credit your initial premium payment, we will contact you within five business days and explain why. We will also return your initial premium payment at that time unless you let us keep it and credit it as soon as possible.~~. The initial premium payment for nonqualified policies must be at least $5,000, and at least $1,000 for qualified policies. You must obtain our prior approval to purchase a policy with an amount less than the stated minimum or invest in excess of our maximum investment amount. There is generally no minimum initial premium payment for policies issued under section 403(b) of the Internal Revenue Code; however, your premium must be received within 90 days of the policy date or your policy will be canceled.

~~The date on which we credit your initial premium payment to your policy is generally the policy date. The policy date is used to determine policy years, policy months and policy anniversaries.~~

13

have voting rights as to the separate account, (3) create new separate accounts, (4) add new subaccounts to or remove existing subaccounts from the separate account, or combine subaccounts or (5) add new underlying fund portfolios, or substitute a new fund for an existing fund.

~~The Fixed Account.~~

The Fixed Account

~~The fixed account may, but will not always, be available.~~We may offer one or more fixed account options for investment. If available, premium payments allocated and amounts transferred to the fixed account become part of our general account. Interests in the general account have not been registered under the Securities Act of 1933 (the “1933 Act”), nor is the general account registered as an investment company under the 1940 Act. Accordingly, neither the general account nor any interests therein are generally subject to the provisions of the 1933 or 1940 Acts. Disclosures relating to interests in the general account may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy of statements made in a registration statement.

While we do not guarantee that the fixed account will always be available for investment, we do guarantee that the interest credited to the fixed account when available will not be less than the guaranteed minimum effective annual interest rate shown on your policy (the “guaranteed minimum”). We determine credited rates, which are guaranteed for at least one year, in our sole discretion. You bear the risk that we will not credit interest greater than the guaranteed minimum. At the end of the guaranteed period option you selected, the value in that guaranteed period option will automatically be transferred into the money market subaccount or if a money market subaccount is unavailable to a new guaranteed period option of the same length (or the next shorter period if the same period is no longer offered) at the current interest rate for that period. You can transfer to another investment option by giving us notice within 30 days before the end of the expiring guaranteed period.

~~Full and partial surrenders and transfers from a guaranteed period option of the fixed account prior to the end of the guaranteed period are generally subject to an excess interest adjustment (except for policies issued in New York by Transamerica Financial Life Insurance Company).~~

Full and partial surrenders and transfers from a guaranteed period option of the fixed account prior to the end of the guaranteed period are generally subject to an excess interest adjustment. See ACCESS TO YOUR MONEY - Excess Interest Adjustment for more information about when an excess interest adjustment applies. This adjustment will also be made to amounts that you apply to an annuity payment option. This adjustment may increase or decrease the amount of interest credited to your policy. The excess interest adjustment will not decrease the interest credited to your policy below the guaranteed minimum.

We also guarantee that upon full surrender your cash value attributable to the fixed account will not be less than the amount required by the applicable nonforfeiture law at the time the policy is issued.

19

Voting Rights

To the extent required by law, we will vote all shares of the underlying fund portfolios held in the separate account in accordance with instructions we receive from you and other owners that have voting interests in the portfolios. We will send you and other owners requests for instructions on how to vote those shares. When we receive those instructions, we will vote all of the shares in proportion to those instructions. Accordingly, it is possible for a small number of policy owners (assuming there is a quorum) to determine the outcome of a vote, especially if they have large policy values. If, however, we determine that we are permitted to vote the shares in our own right, we may do so.

Each person having a voting interest will receive proxy material, reports, and other materials relating to the appropriate portfolio.

Legal Proceedings

There are no legal proceedings to which the separate account is a party or to which the assets of the separate account are subject. We, like other life insurance companies, are involved in lawsuits, regulatory audits and examination activity. In some class action and other lawsuits, regulatory audits and examinations involving other insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation, regulatory audit or examination cannot be predicted with certainty, we believe that at the present time there are no pending or threatened lawsuits, regulatory audits or examinations that are reasonably likely to have a material adverse impact on the separate account, on the ability of Transamerica Capital, Inc., to perform under its principal underwriting agreement, or on our ability to meet our obligations under the policy.

Information About Us

We are engaged in the sale of life and health insurance and annuity policies. Transamerica Life Insurance Company was incorporated under the laws of the State of Iowa on April 19, 1961 as NN Investors Life Insurance Company Inc. and is licensed in all states and the District of Columbia, Guam, Puerto Rico, and the U.S. Virgin Islands. ~~Transamerica Financial Life Insurance Company was incorporated under the laws of the State of New York on October 3, 1947 and is licensed in all states and the District of Columbia.~~ We are a wholly-owned indirect subsidiary of Transamerica Corporation which conducts most of its operations through subsidiary companies engaged in the insurance business or in providing non-insurance financial services. All of the stock of Transamerica Corporation is indirectly owned by AEGON N.V. of The Netherlands, the securities of which are publicly traded. AEGON N.V., a holding company, conducts its business through subsidiary companies engaged primarily in the insurance business.

All obligations arising under the policies, including the promise to make annuity payments, are general corporate obligations of ours. Accordingly, no financial institution, brokerage firm or insurance agency is responsible for our financial obligations arising under the policies.

GLOSSARY OF TERMS

Accumulation Unit — An accounting unit of measure used in calculating the policy value in the separate account before the annuity commencement date.

Adjusted Policy Value — The policy value increased or decreased by any excess interest adjustment. ~~Administrative and Service Office~~

Administrative Office — Transamerica Life Insurance ~~Company and Transamerica Financial Life Insurance~~ Company, Attention: Customer Care Group, 4333 Edgewood Road NE, Cedar Rapids, IA 52499-0001, (800) 525-6205.

Annuitant — The person on whose life any annuity payments involving life contingencies will be based.

Annuitize (Annuitization) — When you switch from the accumulation phase to the income phase and we begin to make annuity payments to you (or your ~~designee).~~payee).

Annuity Commencement Date — ~~The date we issue a supplementary contract. In no event can this date be earlier than the third policy anniversary, or later than the last day of the month following the month in which the annuitant attains age 99. You may elect an annuity commencement date at any time by giving us 30 days written notice. The annuity commencement date may have to be earlier for qualified policies and may be earlier if required by state law.~~ The date upon which annuity payments are to commence. This date may be any date after the policy date and may not be later than the last day of the policy month following the month after the annuitant attains age 99 (earlier if required by state law). In no event can this date be earlier than the third policy anniversary. The annuity commencement date may have to be earlier for qualified policies and may be earlier if required by state law.

Annuity Payment Option — A method of receiving a stream of annuity payments selected by the owner.

Assumed Investment Return or AIR — The annual effective rate shown in the contract specifications section of the contract that is used in the calculation of each variable annuity payment.

Cash Value — The adjusted policy value less any applicable surrender charge and rider fees (imposed upon surrender).

Excess Interest Adjustment — A positive or negative adjustment to amounts surrendered (both partial or full surrenders and transfers) or applied to annuity payment options from the fixed account guaranteed period options prior to the end of the guaranteed period. The adjustment reflects changes in the interest rates declared by us since the date any payment was received by, or an amount was transferred to, the guaranteed period option. The excess interest adjustment can either decrease or increase the amount to be received by the owner upon full surrender or commencement of annuity payments, depending upon whether there has been an increase or decrease in interest rates, respectively. ~~The excess interest adjustment does not apply to policies issued in New York by Transamerica Financial Life Insurance Company.~~

Fixed Account — One or more investment ~~options that may be available~~choices under the policy that are part of our general assets and are not in the separate account.

STATEMENT OF ADDITIONAL INFORMATION

MEMBERS® VARIABLE ANNUITY SERIES

Issued through

Transamerica Life Insurance Company

Separate Account B (EST. 1/19/1990)

4333 Edgewood Road NE

Cedar Rapids, Iowa 52499-0001

(800)525-6205

www.transamericaannuities.com~~Transamerica Financial Life Insurance Company~~

~~Separate Account BNY (EST. 9/27/1994)~~

~~4333 Edgewood Road NE~~

~~Cedar Rapids, Iowa 52499-0001~~

~~(800)525-6205~~

~~www.transamericaannuities.com~~

This Statement of Additional Information expands upon subjects discussed in the current prospectus for the MEMBERS® ~~Variable Annuity Series variable annuity offered by Transamerica Life Insurance Company and Transamerica Financial Life Insurance Company (“~~ Variable Annuity Series variable annuity offered by Transamerica Life Insurance Company (“us,” “we”, “our” or “Company”). You may obtain a copy of the current prospectus, dated ~~May 1,~~April 10, 2013, by call~~l~~ing (800) 525-6205, or write us at the addresses listed above. The prospectus sets forth information that a prospective investor should know before investing in a policy. Terms used in the current prospectus for the policy are incorporated in this Statement of Additional Information.

This Statement of Additional Information (SAI) is not a prospectus and should be read only in conjunction with the prospectuses for the policy and the underlying fund portfolios.

~~Dated: May 1, 2013~~Dated: April 10, 2013

GLOSSARY OF TERMS

Accumulation Unit — An accounting unit of measure used in calculating the policy value in the separate account before the annuity commencement date.

Adjusted Policy Value — The policy value increased or decreased by any excess interest adjustment.

~~Administrative and Service Office~~Administrative Office — Transamerica Life Insurance ~~Company and Transamerica Financial Life Insurance~~ Company, Attention: Customer Care Group, 4333 Edgewood Road NE, Cedar Rapids, IA 52499-0001, (800)525-6205.

Annuitant — The person on whose life any annuity payments involving life contingencies will be based.

Annuity Commencement Date — The date upon which annuity payments are to commence. This date may be any date after the policy date and may not be later than the last day of the policy month following the month after the annuitant attains age 99 (earlier if required by state law). In no event can this date be earlier than the third policy anniversary. The annuity commencement date may have to be earlier for qualified policies and may be earlier if required by state law.

Annuity Payment Option — A method of receiving a stream of annuity payments selected by the owner.

Annuity Unit — An accounting unit of measure used in the calculation of the amount of the second and each subsequent variable annuity payment.

Assumed Investment Return or AIR — The annual effective rate shown in the contract specifications section of the contract that is used in the calculation of each variable annuity payment.

Beneficiary — The person who has the right to the death benefit as set forth in the policy.

Cash Value — The adjusted policy value less any applicable surrender charge and rider fees (imposed upon surrender).

Code — The Internal Revenue Code of 1986, as amended.

~~Enrollment form~~Enrollment Form — A written application, order form, or any other information received electronically or otherwise upon which the policy is issued and/or is reflected on the data or specifications page.

Excess Interest Adjustment — A positive or negative adjustment to amounts surrendered (both partial or full surrenders and transfers) or applied to annuity payment options from the fixed account guaranteed period options prior to the end of the guaranteed period. The adjustment reflects changes in the interest rates declared by us since the date any payment was received by, or an amount was transferred to, the guaranteed period option. The excess interest adjustment can either decrease or increase the amount to be received by the owner upon full surrender or commencement of annuity payments, depending upon whether there has been an increase or decrease in interest rates, respectively~~. The excess interest adjustment does not apply to policies issued in New York by Transamerica Financial Life Insurance Company.~~

Excess Partial Surrender — The portion of a partial surrender (surrender) that exceeds the free amount.

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